March 18, 2019

John Poss
Chief Executive Officer
GB Sciences, Inc.
3550 W. Teco Avenue
Las Vegas, NV 89118

       Re: GB Sciences, Inc.
           Registration Statement on Form S-1
           Filed March 12, 2019
           File No. 333-230200

Dear Mr. Poss:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Parhaum J. Hamidi, Attorney-Adviser, at (202) 551-3421 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Natural
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